SCHEDULE 13D

             INFORMATION REQUIREMENTS FOR FILING UPON ACQUISITION OF
      FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO THE REPORTING
                          REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                                 WATCHOUT! INC..
 -------------------------------------------------------------------------------
                             (Name of Issuer)

                               COMMON STOCK
 -------------------------------------------------------------------------------
                     (Title of Classes of Securities)

                                 941106106

 -------------------------------------------------------------------------------
                              (CUSIP Number)

                             Jeffrey G. Klein
                            23123 State Road 7
                                Suite 350B
                         Boca Raton, Florida 33428
                              (561) 470-9010
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              (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 1, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1)    NAME OF REPORTING PERSONS. S.S. or
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Cavalcade of Sports Networks, Inc.              65-0703836
         Todd Violette (control person of
         Cavalcade of Sports Networks, Inc.              ###-##-####

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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]                                                 (b) [ X ]

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(3)    SEC USE ONLY
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(4)    SOURCE OF FUNDS*                                                OO
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(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                [ ]
         NA

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(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cavalcade of Sports Networks, Inc. is a Nevada corporation
       Todd Violette is a United States citizen

-----------------------------------------------------------------------------------------------------------
                                            (7)   SOLE VOTING POWER
                                            Cavalcade of Sports Networks, Inc.      25,100,000
NUMBER OF   SHARES                          Todd Violette is a control person of Cavalcade of Sports
BENEFICIALLY OWNED BY                       Networks, Inc.
EACH REPORTING PERSON                       ---------------------------------------------------------------
                                            (8)   SHARED VOTING POWER           There is no
                                            Shared voting power amongst the reporting persons.
                                            However,  Todd Violette is a control person of Cavalcade
                                            of Sports Networks, Inc.
                                            ---------------------------------------------------------------
                                            (9)   SOLE DISPOSITIVE POWER
                                            Cavalcade of Sports Networks, Inc.      25,100,000
                                            Todd Violette is a control person of Cavalcade of
                                             Sports Networks, Inc.
                                            ---------------------------------------------------------------
                                            (10)  SHARED DISPOSITIVE POWER There is no
                                            shared dispositive power amongst the reporting persons.
                                            However, Todd Violette is a control person of Cavalcade
                                            of Sports Networks, Inc.
-----------------------------------------------------------------------------------------------------------


(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            Cavalcade of Sports Networks, Inc.       25,100,000

                                            Todd Violette is a control person of Cavalcade
                                            of Sports Networks, Inc. but does not otherwise
                                            beneficially own any additional shares of issuer.
------------------------------------------------------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                [   ]
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(13)    Percent of Class Represented by Amount in Row (11)

                                            Cavalcade of Sports Networks, Inc.           50.5%
                                            Includes shares beneficially owned by Todd Violette, a
                                            control person of Cavalcade of Sports Networks, Inc.

------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person*              Cavalcade of Sports Networks, Inc.      Corporation
                                            Todd Violette                           Individual
------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

         WATCHOUT!  INC.
         Common Stock
         20283 State Rd. 7, Suite 400
         Boca Raton, FL  33428

Item 2. Identity and Background

         1.        (a)        Cavalcade of Sports Networks, Inc.

                   (b)        7272 Wisconsin Ave., #300
                              Bethesda, MD 20814

                              EIN: 91-1853362

                   (c) Application Service Provider that offers complete intranet infrastructure for small to medium sized businesses.

                   (d)       Not Applicable

                   (e)       Not Applicable

                   (f)       A Nevada corporation

         2.       (a)      Todd Violette

                  (b)      7272 Wisconsin Ave., #300
                           Bethesda, MD 20814

                           SS#: ###-##-####

                  (c)      Businessman

                  (d)      NA

                  (e)      NA

                  (f)      United States Citizen

ITEM 3:    Source and Amount of Funds or Other Consideration

                              AMOUNT                     PURCHASE
PURCHASER                    PURCHASED                     DATE          COST          SOURCE
Cavalcade of Sports
Networks, Inc              25,100,000  common shares      9/1/2000     $6,200,000         OO*

*exchange of shares of subsidiary

ITEM 4. Purpose of Transaction

         Obtain control of the board of directors of the issuer. It is the intent of the reporting person to designate two out of three of said directors.

ITEM 5. Interest in Securities of the Issuer:

         (a)      Number and Percentage of Shares  of
                  Common Stock Beneficially owned:

                  25,100,000
                  50.5%

         (b)      Sole Power to Vote or to Direct the Vote


                  25,100,000 shares of common stock. There is no shared voting power. Todd Violette is a control person of Cavalcade of Sports Networks, Inc.

         (c)      See Item 3 above

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

ITEM 7. Material to be Filed as Exhibits

         10.1     Stock Exchange Agreement dated August 31, 2000



                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                             September 26, 2000
                                    ----------------------------------------
                                                  (Date)



                                    CAVALCADE OF SPORTS, NETWORKS, INC.

                                    By:  /s/ Todd Violette
                                       ---------------------------
                                         Todd Violette, President